                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                  Cenveo, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670S105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 28, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Burton Capital Management, LLC                  Goodwood Inc.
         100 Northfield Street              212 King Street West, Suite 201
          Greenwich, CT 06830              Toronto, Ontario, Canada M5H 1K5
       Telephone: (203) 302-3700               Telephone: (416) 203-2022
      Attn: Robert G. Burton, Jr.               Attn: Robert T. Kittel

                                 with a copy to:

                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                               New York, NY 10004
                            Telephone: (212) 837-6000
                           Attn: Kenneth A. Lefkowitz
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 2 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Burton Capital Management, LLC
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           2,562,404
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      2,562,404
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,562,404
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          OO (limited liability company)
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 3 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Robert G. Burton, Sr.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           0
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    2,562,404
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      0
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           2,562,404
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,562,404
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 4 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Robert G. Burton, Jr.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           25,000
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      25,000
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 5 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Michael G. Burton
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           24,000
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      24,000
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 6 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Joseph P. Burton
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           58,500
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      58,500
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          58,500
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 7 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Gina Zambrana
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           14,085
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      14,085
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,085
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 8 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Donald Zegzdryn
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           25,500
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      25,500
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,500
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 9 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Thomas Oliva
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           326,703
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      326,703
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          326,703
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                             ------------
|CUSIP NO. 15670S105  |                                           |PAGE 10 OF 35|
 ---------------------                                             ------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Brendan Tobin
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           33,804
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      33,804
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          33,804
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 11 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Colin Christ
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           16,901
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      16,901
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,901
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 12 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Leonard C. Green
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           112,680
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      112,680
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          112,680
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 13 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Stephen Winslow
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           22,536
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      22,536
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,536
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 14 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Thomas Higgins
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           11,268
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      11,268
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,268
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 15 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          1354037 Ontario Inc.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ontario, Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           0
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    1,464,834
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      0
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,464,834
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,464,834
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 16 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Goodwood Inc.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ontario, Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           0
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    1,464,834
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      0
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,464,834
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,464,834
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 17 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Goodwood Fund
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           832,634
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      832,634
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          832,634
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IV
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 18 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Goodwood Capital Fund
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           80,500
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      80,500
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          80,500
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IV
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 19 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Arrow Goodwood Fund
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           472,600
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      472,600
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          472,600
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IV
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 20 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          The Goodwood Fund 2.0 Ltd.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           63,700
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      63,700
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          63,700
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IV
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 21 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          KBSH Goodwood Canadian Long/Short Fund
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           15,400
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    0
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      15,400
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,400
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 0.1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IV
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 22 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Peter H. Puccetti
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           0
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    1,464,834
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      0
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,464,834
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,464,834
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 23 OF 35|
 ---------------------                                            -------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          J. Cameron MacDonald
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------------------------------- -------- -------------------------------------
                                     7     SOLE VOTING POWER
                                           0
            NUMBER OF             -------- -------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                    1,464,834
             OWNED BY             -------- -------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
            REPORTING                      0
           PERSON WITH            -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           1,464,834
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,464,834
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 24 OF 35|
 ---------------------                                            -------------

ITEM 1. SECURITY AND ISSUER

     The class of equity security to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Cenveo, Inc., a Colorado corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are:

          Cenveo, Inc. 8310
          S. Valley Highway, #400
          Englewood, CO 80112

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the
"Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as
amended (the "Exchange Act"): Burton Capital Management, LLC, a Delaware limited liability company ("BCM"), Robert G. Burton, Sr. ("Burton Sr."), Robert G.
Burton, Jr. ("Burton Jr.), Michael G. Burton ("M.Burton"), Joseph P. Burton
("J.Burton"), Gina Zambrana ("Zambrana"), Donald Zegzdryn ("Zegzdryn"), Thomas
Oliva ("Oliva"), Brendan Tobin ("Tobin"), Colin Christ ("Christ"), Leonard C.
Green ("Green"), Stephen Winslow ("Winslow"), Thomas Higgins ("Higgins"),
1354037 Ontario Inc., an Ontario corporation ("Ontario Inc."), Goodwood Inc., an
Ontario corporation ("Goodwood Inc."), Goodwood Fund, a Canadian mutual fund trust ("Goodwood Fund"), Goodwood Capital Fund, a Canadian mutual fund trust
("Goodwood Capital Fund"), Arrow Goodwood Fund, a Canadian mutual fund trust
("Arrow Goodwood Fund"), The Goodwood Fund 2.0 Ltd., a Cayman Islands limited liability company ("Goodwood Fund 2.0"), KBSH Goodwood Canadian Long/Short Fund,
a Canadian mutual fund trust ("KBSH Goodwood Fund"), Peter H. Puccetti
("Puccetti") and J. Cameron MacDonald ("MacDonald"). BCM, Burton Sr., Burton
Jr., M.Burton, J.Burton, Zambrana, Zegzdryn, Oliva, Tobin, Christ, Green,
Winslow, Higgins, Ontario Inc., Goodwood Inc., Goodwood Fund, Goodwood Capital
Fund, Arrow Goodwood Fund, Goodwood Fund 2.0, KBSH Goodwood Fund, Puccetti and
MacDonald are collectively referred to as the "Reporting Persons."

     Each of Burton Sr., Burton Jr., M.Burton, J.Burton, Zambrana, Zegzdryn,
Oliva, Tobin, Christ, Green, Winslow and Higgins is a United States citizen, and each of Puccetti and MacDonald is a Canadian citizen.

     The principal business address of each Reporting Person is as follows:

REPORTING PERSON                                      PRINCIPAL BUSINESS ADDRESS
----------------                                      --------------------------
Burton Capital Management, LLC......................  100 Northfield Street
Robert G. Burton, Sr.                                 Greenwich, CT 06830
Robert G. Burton, Jr.
Michael G. Burton
Joseph P. Burton
Gina Zambrana
Donald Zegzdryn

Thomas Oliva........................................  21380 N. Middletown Drive
                                                      Kildeer, IL 60047

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 25 OF 35|
 ---------------------                                            -------------

REPORTING PERSON                                      PRINCIPAL BUSINESS ADDRESS
----------------                                      --------------------------
Brendan Tobin.......................................  193 Sound Beach Ave.,
                                                      North Apartment
                                                      Old Greenwich, CT 06870

Colin Christ........................................  116 Woodbury Avenue
                                                      Stamford CT 06907

Leonard C. Green....................................  900 Route 9, 6th Floor
                                                      Woodbridge, NJ 07095

Stephen Winslow.....................................  15 Arlington Road
                                                      Stamford, CT 06902

Thomas Higgins......................................  400 East Main Street
                                                      Mount Kisco, NY 10549

1354037 Ontario Inc.................................  212 King Street West, Suite 201
Goodwood Inc.                                         Toronto, Canada M5H 1K5
Goodwood Fund
Goodwood Capital Fund
Arrow Goodwood Fund
The Goodwood Fund 2.0 Ltd.
KBSH Goodwood Canadian Long/Short Fund
Peter H. Puccetti
J. Cameron MacDonald

     BCM is principally engaged in making investments.

     Burton Sr. is the sole managing member, and Burton Jr. is the President, of
BCM.

     M.Burton, J.Burton, Zambrana and Zegzdryn are employees of BCM.

     Oliva, Tobin, Winslow and Christ are independent investors and/or investment consultants.

     Green is the president of The Green Group, a financial services firm of
CPAs, consultants and entrepreneurs.

     Higgins is a physician at Westchester Pathology Associates.

     Goodwood Inc. is the sole investment manager of each of Goodwood Fund,
Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood
Fund. Each of Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund,
Goodwood Fund 2.0 and KBSH Goodwood Fund is principally engaged in making investments. Ontario Inc. owns all of the capital stock of Goodwood Inc.
Puccetti and MacDonald are the executive officers and directors of Ontario Inc.
Puccetti is the Chairman and Chief Investment Officer, MacDonald is the Chief
Executive Officer and they are directors of Goodwood Inc. Curt S. Cumming is the other executive officer and director of Goodwood Inc.

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 26 OF 35|
 ---------------------                                            -------------

     During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds used by each of the Reporting Persons to acquire the Common Stock reported as purchased by them in Item 5(c) was as follows:

                                                 Shares
                                                 Reported        Amount of
Reporting Person                                 In Item 5(c)      Funds        Source of Funds*
----------------                                 ------------   -----------     ----------------
Burton Capital Management, LLC et al+......      3,864,140      $15,670,392     Working capital
                                                                                provided by investing
                                                                                members/ personal funds
Robert G. Burton, Jr.......................         25,000          $73,290     Personal funds
Michael G. Burton..........................          4,000          $18,604     Personal funds
Joseph P. Burton...........................         38,500         $138,637     Personal funds
Donald Zegzdryn............................         25,500          $94,604     Personal funds
Goodwood Fund..............................        292,745       $1,635,904     Working capital
                                                                                provided by fund
                                                                                investors
Goodwood Capital Fund......................         28,200         $157,522     Working capital
                                                                                provided by fund
                                                                                investors
Arrow Goodwood Fund........................        168,400         $940,816     Working capital
                                                                                provided by fund
                                                                                investors
The Goodwood Fund 2.0 Ltd..................         25,000         $139,354     Working capital
                                                                                provided by fund
                                                                                investors
KBSH Goodwood Canadian Long/Short Fund.....
                                                     5,000          $28,005     Working capital
                                                                                provided by fund
                                                                                investors

------------------
*    Including commissions.
+    Includes BCM, Zambrana, Oliva, Tobin, Christ, Green, Winslow, Higgins,
     Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund
     2.0 or KBSH Goodwood Fund.

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 27 OF 35|
 ---------------------                                            -------------

ITEM 4. PURPOSE OF THE TRANSACTION

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

     BCM has sent a letter dated April 7, 2005 to the Issuer's board of directors seeking to discuss various matters, including but not limited to, the following:

     o    the installation of Robert G. Burton, Sr. as Chairman of the Issuer's
          Board of Directors and Chief Executive Officer

     o    the appointment of two additional industry-experienced individuals chosen by BCM to the Issuer's existing Board of Directors to support
          Mr. Burton's efforts

     The letter included a discussion of BCM's past contacts with the Issuer, including:

     o    A proposal by BCM in July 2004 to acquire the Issuer at a price of
          $7.00 per share. The proposal was subject to, among other things, limited due diligence and a financing contingency. The proposal was based upon the Issuer's public statements, namely that it expected to generate between $135 and $142 million of EBITDA for the fiscal year ending December 31, 2004 and that it intended to reduce debt meaningfully by the end of fiscal 2004.

     o    A proposal by BCM in February 2005 to invest up to $100 million in newly-issued securities of the Issuer that would be priced based on the then current market price of approximately $3.00 per common share.

     A copy of the letter is attached hereto as Exhibit 2 and is incorporated by reference herein.

     Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons intend to continually evaluate and review the
Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, and may engage in communications with one or more shareholders, officers or directors of the Issuer regarding the issuer, including but not limited to its operations. Based on such evaluation, review, communication and other factors (including, without limitation, the attitude of the board of directors and management of the Issuer), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the board of directors of the Issuer in addition to that discussed above, making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment,

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 28 OF 35|
 ---------------------                                            -------------

exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common
Stock or, alternatively, may involve the sale of all or a portion of the Common
Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

     Except to the extent the foregoing may be deemed a plan or proposal, the
Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item
4 of Schedule 13D of the Exchange Act. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and implement plans or proposals with respect to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

     The Reporting Persons may be deemed to be a group as defined in Rule
13d-5(b) under the Exchange Act and, as such a group, may have been deemed to beneficially own an aggregate of 4,698,215 shares of Common Stock on April 5,
2005, which was approximately 9.6% of the outstanding Common Stock on such date
(all computations of the percentage of outstanding Common Stock set forth herein are based on 48,711,979 shares of Common Stock outstanding as of March 4, 2005 pursuant to the Issuer's proxy statement for its 2005 annual meeting of shareholders, as filed with the Commission on March 11, 2005).

     Pursuant to Rule 13d-3 of the Exchange Act ("Rule 13d-3"), BCM beneficially owned 2,562,404 shares of Common Stock on April 5, 2005, which was approximately
5.3% of the outstanding Common Stock on such date. All of such shares were owned of record by BCM.

     Pursuant to Rule 13d-3, Burton Sr. beneficially owned 2,562,404 shares of
Common Stock on April 5, 2005, which was approximately 5.3% of the outstanding
Common Stock on such date. All of such shares are owned of record by BCM.

     Burton Jr. owned 25,000 shares of Common Stock on April 5, 2005, which was approximately 0.1% of the outstanding Common Stock on such date.

     M.Burton owned 24,000 shares of Common Stock on April 5, 2005, which was less than 0.1% of the outstanding Common Stock on such date.

     J.Burton owned 58,500 shares of Common Stock on April 5, 2005, which was approximately 0.1% of the outstanding Common Stock on such date.

     Zambrana owned 14,085 shares of Common Stock on April 5, 2005, which was less than 0.1% of the outstanding Common Stock on such date.

     Zegzdryn owned 25,500 shares of Common Stock on April 5, 2005, which was approximately 0.1% of the outstanding Common Stock on such date.

     Oliva owned 326,703 shares of Common Stock on April 5, 2005, which was approximately 0.7% of the outstanding Common Stock on such date.

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 29 OF 35|
 ---------------------                                            -------------

     Tobin owned 33,804 shares of Common Stock on April 5, 2005, which was approximately 0.1% of the outstanding Common Stock on such date.

     Christ owned 16,901 shares of Common Stock on April 5, 2005, which was less than 0.1% of the outstanding Common Stock on such date.

     Green owned 112,680 shares of Common Stock on April 5, 2005, which was approximately 0.2% of the outstanding Common Stock on such date.

     Winslow owned 22,536 shares of Common Stock on April 5, 2005, which was less than 0.1% of the outstanding Common Stock on such date.

     Higgins owned 11,268 shares of Common Stock on April 5, 2005, which was less than 0.1% of the outstanding Common Stock on such date.

     Pursuant to Rule 13d-3, each of Ontario Inc. and Goodwood Inc. were the beneficial owner of the 1,464,834 shares of Common Stock on April 5, 2005
(representing approximately 3.0% of the then outstanding Common Stock) that were beneficially owned by each of Puccetti and MacDonald as described below and that were owned by funds as described below. Of these 1,464,834 beneficially-owned shares of Common Stock, 832,634 (constituting approximately 1.7% of the outstanding Common Stock) were owned of record by Goodwood Fund, 80,500
(constituting approximately 0.2% of the outstanding Common Stock) were owned of record by Goodwood Capital Fund, 472,600 (constituting approximately 1.0% of the outstanding Common Stock) were owned of record by Arrow Goodwood Fund, 63,700
(constituting approximately 0.1% of the outstanding Common Stock) were owned of record by Goodwood Fund 2.0 and 15,400 (constituting less than 1% of the outstanding Common Stock) were owned of record by KBSH Goodwood Fund.

     Pursuant to Rule 13d-3, Puccetti is the beneficial owner of 1,464,834 shares of Common Stock (all of which were owned by funds as described above), constituting approximately 3.0% of the outstanding Common Stock on such date.

     Pursuant to Rule 13d-3, MacDonald was the beneficial owner of 1,464,834 shares of Common Stock on April 5, 2005 (all of which were owned by funds as described above), constituting approximately 3.0% of the outstanding Common
Stock on such date.

     (b)

     Burton Sr. is deemed to share, and BCM is deemed to solely have, the power to vote or direct the vote of, and to dispose or direct the disposition of, the
Common Stock beneficially owned by BCM, which powers are deemed to exist by virtue of Burton Sr.'s position as the sole managing member of BCM.

     Each of Burton Jr., M.Burton, J.Burton, Zambrana, Zegzdryn, Oliva, Tobin,
Christ, Green, Winslow and Higgins has the sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the Common Stock owned by him or her, as the case may be.

     Puccetti and MacDonald share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by
Ontario Inc., Goodwood Inc. and each of Goodwood Fund, Goodwood capital Fund,
Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund, by virtue of their respective positions at each such entity.

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 30 OF 35|
 ---------------------                                            -------------

(c) The following transactions were effected by the identified parties during 60 days prior to April 5, 2005:

                                       Buy/            Number          Price Per
Reporting Person            Date       Sell           of Shares         Share*
----------------            ----       ----           ---------         ------
BCM et al.+                2/8/05      Buy               82,250        3.00000
BCM et al.+                2/9/05      Buy              167,785        2.95000
BCM et al.+               2/10/05      Buy               67,100        2.95000
BCM et al.+               2/14/05      Buy                   50        2.90000
BCM et al.+               2/14/05      Buy               68,200        2.92450
BCM et al.+               2/15/05      Buy                1,700        2.89470
BCM et al.+               2/15/05      Buy               48,300        2.94580
BCM et al.+               2/16/05      Buy              250,000        2.95000
BCM et al.+               2/17/05      Buy              404,100        2.95014
BCM et al.+               2/22/05      Buy               66,800        3.00000
BCM et al.+               2/22/05      Buy              250,000        3.00000
BCM et al.+               2/23/05      Buy              200,000        3.03000
BCM et al.+               2/24/05      Buy                5,900        3.08440
BCM et al.+               2/25/05      Buy               99,500        3.45690
BCM et al.+               2/28/05      Buy              141,400        3.78610
BCM et al.+               2/28/05      Buy              232,300        3.85000
BCM et al.+                3/4/05      Buy                6,100        3.44160
BCM et al.+                3/4/05      Buy                  100        3.40000
BCM et al.+                3/7/05      Buy               16,000        3.64860
BCM et al.+                3/8/05      Buy                5,600        3.61430
BCM et al.+                3/9/05      Buy               27,200        3.66710
BCM et al.+               3/11/05      Buy                5,000        3.59960
BCM et al.+               3/28/05      Buy              227,700        4.56190
BCM et al.+               3/29/05      Buy              100,000        4.81000
BCM et al.+               3/29/05      Buy              161,400        4.73420
BCM et al.+               3/30/05      Buy               64,300        4.66920
BCM et al.+               3/30/05      Buy              130,400        4.73300
BCM et al.+               3/31/05      Buy               68,800        4.58120
BCM et al.+               3/31/05      Buy              150,000        4.97000
BCM et al.+                4/1/05      Buy              100,000        5.47950
BCM et al.+                4/1/05      Buy              142,000        5.45000
BCM et al.+                4/1/05      Buy              300,000        5.55000
BCM et al.+                4/4/05      Buy              169,296        5.41407
BCM et al.+                4/5/05      Buy              104,859        5.78787
                                                  ------------------
Total                                                 3,864,140
                                                  ==================

Burton Jr.                2/10/05      Buy               10,000        2.90000
Burton Jr.                2/11/05      Buy                  800        2.88000
Burton Jr.                2/14/05      Buy                4,200        2.96000
Burton Jr.                2/15/05      Buy                1,300        2.87000
Burton Jr.                2/16/05      Buy                2,800        2.95000
Burton Jr.                2/17/05      Buy                5,900        2.97000
                                                  ------------------
  Total                                                  25,000
                                                  ==================

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 31 OF 35|
 ---------------------                                            -------------

                                       Buy/            Number          Price Per
Reporting Person            Date       Sell           of Shares         Share*
----------------            ----       ----           ---------         ------
M. Burton                 3/28/05      Buy                  100        4.35000
M. Burton                 3/28/05      Buy                  100        4.35000
M. Burton                 3/30/05      Buy                  800        4.66000
M. Burton                 3/30/05      Buy                1,200        4.67000
M. Burton                 3/31/05      Buy                1,800        4.65000
                                                  ------------------
  Total                                                   4,000
                                                  ==================

J. Burton                  2/4/05      Buy                  400        2.97000
J. Burton                  2/7/05      Buy                9,000        2.97000
J. Burton                  2/8/05      Buy                  600        2.97000
J. Burton                  2/9/05      Buy               15,000        2.95000
J. Burton                 3/29/05      Buy               13,500        4.65000
                                                  ------------------
  Total                                                  38,500
                                                  ==================

Zegzdryn                  2/10/05      Buy               13,500        2.90300
Zegzdryn                  3/28/05      Buy               12,000        4.45000
                                                  ------------------
  Total                                                  25,500
                                                  ==================

Goodwood Fund              4/4/05      Buy              179,904        5.41407
Goodwood Fund              4/5/05      Buy              112,841        5.78787
                                                  ------------------
  Total                                                 292,745
                                                  ==================

Goodwood Capital Fund      4/4/05      Buy               17,500        5.41407
Goodwood Capital Fund      4/5/05      Buy               10,700        5.78787
                                                  ------------------
  Total                                                  28,200
                                                  ==================

Arrow Goodwood Fund        4/4/05      Buy              104,100        5.41407
Arrow Goodwood Fund        4/5/05      Buy               64,300        5.78787
                                                  ------------------
  Total                                                 168,400
                                                  ==================

Goodwood Fund 2.0          4/4/05      Buy               16,300        5.41407
Goodwood Fund 2.0          4/5/05      Buy                8,700        5.78787
                                                  ------------------
  Total                                                  25,000
                                                  ==================

KBSH Goodwood Fund         4/4/05      Buy                2,900        5.41407
KBSH Goodwood Fund         4/5/05      Buy                2,100        5.78787
                                                  ------------------
  Total                                                   5,000
                                                  ==================

---------------
*    Each transaction was affected on the NYSE.
+    Includes BCM, Zambrana, Oliva, Tobin, Christ, Green, Winslow, Higgins,
     Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund
     2.0 or KBSH Goodwood Fund.

(d) Each of the Reporting Persons affirms that no person other than the
Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 32 OF 35|
 ---------------------                                            -------------

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     There is no written agreement between the Reporting Persons and any person with respect to any securities of the Issuer. With respect to the matters discussed in Item 4, however, the Reporting Persons have orally agreed to work in conjunction with each other, including voting together on certain matters, with respect to their respective investments in the Common Stock.
Notwithstanding this oral agreement, each of the Reporting Persons retains complete, independent economic control over their respective investments in the
Common Stock, and none of them has made any specific agreement, commitment or arrangement regarding disposition of its, his or her Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Schedule 13D Joint Filing Agreement dated as of April 7, 2005 among each Reporting Person.

Exhibit 2      Letter dated April 7, 2005 from BCM to the Issuer.

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 33 OF 35|
 ---------------------                                            -------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  April 7, 2005

                                       BURTON CAPITAL MANAGEMENT

                                       By:  /s/ Robert G. Burton, Jr.
                                            ------------------------------------
                                            Name:  ROBERT G. BURTON, JR.
                                            Its:   President

                                            /s/ Robert G. Burton, Sr.
                                            ------------------------------------
                                            ROBERT G. BURTON, SR.

                                            /s/ Robert G. Burton, Jr.
                                            ------------------------------------
                                            ROBERT G. BURTON, JR.

                                            /s/ Michael G. Burton
                                            ------------------------------------
                                            MICHAEL G. BURTON

                                            /s/ Joseph P. Burton
                                            ------------------------------------
                                            JOSEPH P. BURTON

                                            /s/ Gina Zambrana
                                            ------------------------------------
                                            GINA ZAMBRANA

                                            /s/ Donald Zegzdryn
                                            ------------------------------------
                                            DONALD ZEGZDRYN

                                            /s/ Thomas Oliva
                                            ------------------------------------
                                            THOMAS OLIVA

                                            /s/ Brendan Tobin
                                            ------------------------------------
                                            BRENDAN TOBIN

                                            /s/ Colin Christ
                                            ------------------------------------
                                            COLIN CHRIST

                                            /s/ Leonard C. Green
                                            ------------------------------------
                                            LEONARD C. GREEN

                                            /s/ Stephen Winslow
                                            ------------------------------------
                                            STEPHEN WINSLOW

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 34 OF 35|
 ---------------------                                            -------------

                                            /s/ Thomas Higgins
                                            ------------------------------------
                                            THOMAS HIGGINS

                                       1354037 ONTARIO INC.

                                       By:  /s/ J. Cameron MacDonald
                                            ------------------------------------
                                            Name:
                                            Its:

                                       GOODWOOD INC.

                                       By:   /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                       GOODWOOD FUND

                                       By:  /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                       GOODWOOD CAPITAL FUND

                                       By:  /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                       ARROW GOODWOOD FUND

                                       By:  /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                       THE GOODWOOD FUND 2.0 LTD.

                                       By:  /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                  SCHEDULE 13D
 ---------------------                                            -------------
|CUSIP NO. 15670S105  |                                          |PAGE 35 OF 35|
 ---------------------                                            -------------

                                       KBSH GOODWOOD CANADIAN LONG/SHORT FUND

                                       By:  /s/ Peter H. Puccetti
                                            ------------------------------------
                                            Name:
                                            Its:

                                            /s/ Peter H. Puccetti
                                            ------------------------------------
                                            PETER H. PUCCETTI

                                            /s/ J. Cameron MacDonald
                                            ------------------------------------
                                            J. CAMERON MACDONALD